As filed with the Securities and Exchange Commission on November 22, 2013. Registration No. 333-169270

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

BRASILAGRO - COMPANHIA BRASILEIRA

DE PROPRIEDADES AGRICOLAS

(Exact name of issuer of deposited securities as specified in its charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

In accordance with Item III.B. of the General Instructions for Form F-6, the prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ____________, 2013 among BrasilAgro – Companhia Brasileira de Propriedades Agricolas, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)     If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 22, 2013.

Legal entity created by the agreement for the issuance of depositary shares representing common shares of BrasilAgro – Companhia Brasileira de Propriedades Agricolas.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title Managing Director

Pursuant to the requirements of the Securities Act of 1933, BrasilAgro – Companhia Brasileira de Propriedades Agricolas has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Sao Paulo, Brazil, on November 22, 2013.

BrasilAgro – Companhia Brasileira de Propriedades Agrícolas

By: /s/ Julio Cesar de Toledo Piza Neto
Name: Julio Cesar de Toledo Piza Neto

Title: President

By: /s/ Gustavo Javier Lopez
Name: Gustavo Javier Lopez

Title: Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on November 22, 2013.

/s/ Julio Cesar de Toledo Piza Neto	President
Name: Julio Cesar de Toledo Piza Neto	(principal executive and financial officer)

/s/ Gustavo Javier Lopez	Chief Administrative Officer
Name: Gustavo Javier Lopez	(principal accounting officer)

/s/ Eduardo S. Elsztain	Director
Name: Eduardo S. Elsztain

Director
Name: Robert Charles Gibbins

/s/ Alejandro Gustavo Elsztain	Director
Name: Alejandro Gustavo Elsztain

/s/ Saul Zang	Director
Name: Saul Zang

/s/ Gabriel Pablo Blasi	Director
Name: Gabriel Pablo Blasi

/s/ Isaac Selim Sutton	Director
Name: Isaac Selim Sutton

/s/ João de Almeida Sampaio Filho	Director
Name: João de Almeida Sampaio Filho

Law Debenture Corporate Services Inc.	Authorized Representative in the United States

By:/s/ Amy Segler______________________
Amy Segler
Service of Process Officer
Law Debenture Corporate Services Inc.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of __________, 2013, among BrasilAgro – Companhia Brasileira de Propriedades Agricolas, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.